UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Cornerstone OnDemand Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

21925Y103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21925Y103	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VI & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,623,160
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 5,623,160
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 21925Y103	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners Co-Investment L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,398,850
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,398,850
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21925Y103	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 69,382
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 69,382
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21925Y103	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,154,928
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 4,154,928
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21925Y103	13G	Page 6 of 11 Pages

Item 1	(a).	Name of Issuer:

Cornerstone OnDemand, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404

Item 2	(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by Bessemer Venture Partners Co-Investment L.P. (“BVP Co-Invest”), Bessemer Venture Partners VI Institutional L.P. (“BVP VI Institutional”) and Bessemer Venture Partners VI L.P. (“BVP VI” and, collectively, the “Funds”).

(a) Deer VI & Co. LLC (“Deer VI”), the sole general partner of each of the Funds;

(b) BVP Co-Invest, which directly owns 1,398,850 Shares;

(c) BVP VI Institutional, which directly owns 69,382 Shares and

(d) BVP VI, which directly owns 4,154,928 Shares.

Deer VI, BVP Co-Invest, BVP VI Institutional and BVP VI are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners 1865 Palmer Avenue; Suite 104 Larchmont, NY 10583

Item 2	(c).	Citizenship:

Deer VI — Delaware BVP Co-Invest — Delaware BVP VI Institutional — Delaware BVP VI — Delaware

[Confirm]

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2	(e).	CUSIP Number:

21925Y103

Item 3.	Not Applicable.

CUSIP No. 21925Y103	13G	Page 7 of 11 Pages

Item 4.	Ownership.

For Deer VI:

(a) Amount beneficially owned:

5,623,160 shares of Common Stock

(b) Percent of class:

11.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

5,623,160

(ii) Shared power to vote or to direct the vote:

—0—

(iii) Sole power to dispose or to direct the disposition of:

5,623,160

(iv) Shared power to dispose or to direct the disposition of:

—0—

For BVP Co-Invest:

(a) Amount beneficially owned:

5,623,160 shares of Common Stock

(b) Percent of class:

11.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,398,850

(ii) Shared power to vote or to direct the vote:

—0—

(iii) Sole power to dispose or to direct the disposition of:

1,398,850

(iv) Shared power to dispose or to direct the disposition of:

—0—

For BVP VI Institutional:

(a) Amount beneficially owned:

5,623,160 shares of Common Stock

(b) Percent of class:

11.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

69,382

(ii) Shared power to vote or to direct the vote:

—0—

(iii) Sole power to dispose or to direct the disposition of:

69,382

(iv) Shared power to dispose or to direct the disposition of:

—0—

For BVP VI:

(a) Amount beneficially owned:

5,623,160 shares of Common Stock

(b) Percent of class:

11.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,154,928

(ii) Shared power to vote or to direct the vote:

—0—

(iii) Sole power to dispose or to direct the disposition of:

4,154,928

(iv) Shared power to dispose or to direct the disposition of:

—0—

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Deer VI indirectly owns 5,623,160 Shares in its capacity as general partner of the Funds and has the power to direct the dividends from or the proceeds of the sale of the Shares owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 21925Y103	13G	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

DEER VI & CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS CO-INVESTMENT L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI INSTITUTIONAL L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

CUSIP No. 21925Y103	13G	Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group

CUSIP No. 21925Y103	13G	Page 10 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2012

DEER VI & CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS CO-INVESTMENT L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI INSTITUTIONAL L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI L.P.

By:	Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

CUSIP No. 21925Y103	13G	Page 11 of 11 Pages

Exhibit 2

Members of Group

Deer VI & Co. LLC

Bessemer Venture Partners Co-Investment L.P.

Bessemer Venture Partners VI Institutional L.P.

Bessemer Venture Partners VI L.P.